December 2, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Credit Realty Income Trust
1345 Avenue of the Americas
New York, NY 10105

       Re: Fortress Credit Realty Income Trust
           Registration Statement on Form 10-12G
           Filed September 6, 2024
           File No. 000-56685
Dear Avraham Dreyfuss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ross M. Leff, P.C.